Exhibit 99.1

GLASS LEWIS RECOMMENDS BROOKFIELD RESIDENTIAL SHAREHOLDERS
VOTE FOR THE ARRANGEMENT

Calgary, Alberta, February 24, 2015 - Brookfield Residential Properties Inc. (the “Company” or “Brookfield Residential”) (BRP: NYSE/TSX) is pleased to announce that a second independent proxy advisory firm, Glass Lewis & Co., LLC (“Glass Lewis”), has recommended that shareholders vote FOR the special resolution to approve the plan of arrangement (the “Plan of Arrangement”) pursuant to which 1927726 Ontario Inc. (the “Purchaser”), a wholly owned subsidiary of Brookfield Asset Management Inc., will acquire all of the common shares of the Company that are not already owned by Brookfield Asset Management and its affiliates for consideration of US$24.25 per share.

Glass Lewis’ endorsement follows a report by another leading independent proxy advisor, Institutional Shareholder Services Inc. (“ISS”), that also recommends shareholders vote in favour of the Plan of Arrangement.  Brookfield Residential disclosed ISS’ recommendations on February 17, 2015.

The board of directors of Brookfield Residential unanimously (with Messrs. Alan Norris and Timothy Price abstaining) recommends that shareholders vote FOR the Plan of Arrangement.

Your vote is important.  Please submit your proxy before 10:00 a.m. EST on March 6, 2015.

You may vote via the internet at www.proxyvote.com or following the instructions provided on the form of proxy or voting instruction form.  If you have any questions or require assistance voting your shares, please contact Laurel Hill Advisory Group by email at assistance@laurelhill.com or by telephone at 1-877-452-7184 (1-416-304-0211 collect).

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.

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Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets.  We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division.  We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures.  Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:
Nicole French Investor Relations Tel: 1.403.231.8952 Email: nicole.french@brookfieldrp.com

Laurel Hill Advisory Group:
Tel: 1-877-452-7184 (1-416-304-0211 collect) Email: assistance@laurelhill.com

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Forward-looking statements: This press release may contain forward-looking information or forward-looking statements (collectively referred to as “forward-looking statements”), including statements that use forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “believe”, “continue”, “potential”, or the negative thereof or other variations thereof or comparable terminology.  Such forward-looking statements may include, without limitation, statements regarding the completion of the proposed transaction, the holding of the Meeting and other statements that are not historical facts.  While such forward-looking statements are expressed by Brookfield Residential, as stated in this release, in good faith and believed by Brookfield Residential to have a reasonable basis, they are subject to important risks and uncertainties including, without limitation, required Brookfield Residential securityholder approval and necessary court approval, the satisfaction or waiver of certain other conditions contemplated by the arrangement agreement, dated December 23, 2014, between Brookfield Residential, Brookfield Asset Management Inc. and 1927726 Ontario Inc., and changes in applicable laws or regulations, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements.  As a result of these risks and uncertainties, the proposed transaction could be modified, restructured or not be completed, and the results or events predicted in these forward-looking statements may differ materially from actual results or events.  These forward-looking statements are not guarantees of future performance, given that they involve risks and uncertainties.  Brookfield Residential is not affirming or adopting any statements made by any other person in respect of the proposed transaction and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law or to comment on expectations of, or statements made by any other person in respect of the proposed transaction.  Investors should not assume that any lack of update to a previously issued forward-looking statement constitutes a reaffirmation of that statement.  Reliance on forward-looking statements is at investors’ own risk.

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